Exhibit 9

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years ended October 31, 2020 and 2019

Expressed in United States Dollars

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

		October 31, 2020	October 31, 2019
ASSETS
Current assets
Cash		$217,788	$74,926
Accounts receivable	(Note 24)	172,121	134,423
Biological assets	(Note 5)	250,690	156,589
Inventory	(Note 6)	1,124,360	940,715
Prepaid expenses and other assets		69,816	126,309
Total current assets		$1,834,775	$1,432,962
Property and equipment	(Note 11)	$1,101,331	$1,464,917
Intangible assets		4,997	34,597
Right-of-use assets	(Note 10)	50,468	—
Marketable securities	(Note 7)	585,035	—
Other investment	(Note 8)	187,812	—
TOTAL ASSETS		$3,764,418	$2,932,476
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,059,971	$1,526,855
Convertible debentures	(Note 14)	—	1,995,609
Current portion of long-term debt	(Note 12)	46,099	150,000
Unearned revenue		—	35,000
Current portion of lease liabilities	(Note 10)	100,277	129,876
Interest payable	(Notes 12, 13, 14)	9,367	55,829
Derivative liabilities	(Note 14.1)	583,390	249,320
Total current liabilities		$1,799,104	$4,142,489
Accrued liabilities	(Note 9)	389,816	180,799
Lease liabilities	(Note 10)	16,630	12,329
Long-term debt	(Note 12)	753,715	—
Convertible debentures	(Note 14)	1,739,678	—
Deferred rent		10,494	24,505
TOTAL LIABILITIES		$4,709,437	$4,360,122
EQUITY
Share capital	(Note 16)	$14,424,341	$12,647,930
Shares to be issued		—	5,136
Contributed surplus	(Notes 17, 19, 20)	4,070,264	2,890,435
Accumulated other comprehensive income (loss)		(12,197)	121,920
Accumulated deficit		(19,394,044)	(17,112,605)
Equity attributable to shareholders		$(911,636)	$(1,447,184)
Non-controlling interest	(Notes 1, 31)	(33,383)	19,538
TOTAL EQUITY		$(945,019)	$(1,427,646)
TOTAL LIABILITIES AND EQUITY		$3,764,418	$2,932,476

Going Concern (Note 1)

Subsequent Events (Note 31)

Approved on behalf of the Board of Directors

Signed "J. Obie Strickler", Director                              Signed "Stephen Gledhill", Director

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Consolidated Statements of Comprehensive Loss

Expressed in United States Dollars

		Year ended October 31,
		2020	2019
Revenue
Product sales		$3,846,223	$3,924,983
Service revenue		393,381	—
Total revenue		$4,239,604	$3,924,983
Cost of goods sold
Cost of finished cannabis inventory sold	(Note 6)	(2,155,507)	(2,935,934)
Costs of service revenues earned		(271,167)	—
Gross profit, excluding fair value items		$(2,426,674)	$(2,935,934)
Realized fair value amounts in inventory sold		(1,482,725)	(622,804)
Unrealized fair value gain on growth of biological assets	(Note 5)	1,515,492	486,354
Gross profit		$1,845,697	$852,599
Expenses
Accretion expense		$609,357	$153,195
Amortization of intangible assets		26,600	31,373
Amortization of property and equipment	(Note 11)	153,991	63,295
Amortization of right-of-use assets	(Note 10)	96,845	—
General and administrative	(Note 25)	2,196,421	4,660,675
Share-based compensation		337,162	113,227
Transaction costs	(Note 2)	—	3,453,790
Total expenses		$3,420,376	$8,475,555
Loss from operations		$(1,574,679)	$(7,622,956)
Other income and (expense)
Interest expense		$(249,296)	$(245,549)
Other income		14,750	16,733
Gain on disposal of subsidiary		1,574	—
Loss on debt restructure	(Note 14.1)	(765,707)	—
Gain (Loss) on debt settlement		23,939	(4,942)
Gain on derecognition of derivative liability	(Note 14.1)	244,572	39,500
Unrealized loss on marketable securities		(263,483)	—
Unrealized gain on derivative liability	(Note 14.1)	221,820	121,811
Gain (loss) on disposal of property and equipment		(9,978)	(70,403)
Acquisition Costs		—	(126,202)
Impairment of technology license	(Note 15.2)	—	(1,574,761)
Debt issuance cost		—	(10,165)
Net loss		$(2,356,488)	$(9,476,934)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation		(134,117)	121,920
Total comprehensive loss		$(2,490,605)	$(9,355,014)
Loss per share attributable to owners of the parent - basic & diluted		$(0.03)	$(0.13)
Weighted average shares outstanding - basic & diluted		90,596,827	70,928,833
Net loss for the period attributable to:
Non-controlling interest		$(75,049)	$(176,712)
Shareholders		(2,281,439)	(9,300,222)
Net loss		$(2,356,488)	$(9,476,934)
Comprehensive loss for the period attributable to:
Non-controlling interest		$(75,049)	$(176,712)
Shareholders		(2,415,556)	(9,178,302)
Total comprehensive loss		$(2,490,605)	$(9,355,014)

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders' Deficit

Expressed in United States Dollars

	Number of common shares	Share capital	Subscriptions payable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
Balance at October 31, 2019	73,219,916	$12,647,930	$5,136	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)
Issuance pursuant to private placement (Notes 16.1)	15,000,000	564,147	—	520,188	—	—	—	1,084,335
Common shares issued pursuant to share swap (Note 16.1)	15,000,000	848,011	—	—	—	—	—	848,011
Share issuance costs (Note 16.1)	—	(11,508)	—	(5,083)	—	—	—	(16,591)
Common shares issued for compensation (Note 16.5)	909,386	76,797	—	—	—	—	—	76,797
Common shares issued for services (Note 16.4)	2,300,000	163,543	—	—	—	—	—	163,543
Common shares issued for investment (Notes 16.2, 8.1)	200,000	12,812	—	—	—	—	—	12,812
Conversion of debt into common shares (Note 14.1, 16.3)	1,038,095	112,863	—	—	—	—	—	112,863
Issuances pursuant to convertible agreements (Note 16.3, 17.3)	115,000	9,746	—	424,645	—	—	—	434,391
Stock option grants (Note 20.3)	—	—	—	240,079	—	—	—	240,079
Elimination of non-controlling interest of sold subsidiary (Notes 1, 31)	—	—	—	—	—	—	22,128	22,128
Subscription payable to be settled as trade payable	—	—	(5,136)	—	—	—	—	(5,136)
Currency translation adjustment	—	—	—	—	(134,117)	—	—	(134,117)
Net loss	—	—	—	—	—	(2,281,439)	(75,049)	(2,356,488)
Balance at October 31, 2020	107,782,397	$14,424,341	$—	$4,070,264	$(12,197)	$(19,394,044)	$(33,383)	$(945,019)

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Currency Translation Reserve	Accumulated Deficit	Non- controlling Interest	Total Equity Holders’ Deficit
Balance October 31, 2018	40,706,873	$—	$3,426,829	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$—	$(7,812,383)	$—	$(247,605)
Common units issued pursuant to conversion of notes payable (Note 17)	5,465,877	—	1,451,400	—	1,451,400	—	—	—	—	—	—	1,451,400
Common units issued pursuant to technology license agreement (Note 17)	6,600,000	—	1,574,761	—	1,574,761	—	—	—	—	—	—	1,574,761
Common units issued pursuant to exercise of purchase option (Note 17)	4,202,429	—	1,218,784	—	1,218,784	—	—	(1,218,784)	—	—	—	—
Subscription receipts (Note 18)	—	—	—	—	—	554,000	—	—	—	—	—	554,000
Common units issued pursuant to subscription receipts (Note 17.9)	3,771,023	—	913,698	—	913,698	(1,274,516)	—	360,818	—	—	—	—
Exchange of Units for common shares pursuant to the Transaction (Note 16)	—	9,860,416	(8,585,472)	(1,274,944)	(9,860,416)	—	—	—	—	—	—	—
Common units issued to existing shareholders of the Company pursuant to the Transaction (Note 16.6)	3,773,689	900,403	—	—	—	—	—	—	—	—	—	900,403
Common shares issued to former debt holders of the Company (Note 16.8)	839,790	200,651	—	—	—	—	—	79,237	—	—	—	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (Note 16.10)	100,000	23,860	—	—	—	—	—	—	—	—	—	23,860
Common shares issued pursuant to subscription receipts (Note 16.9, 17.7)	6,193,917	1,479,947	—	—	—	—	—	584,430	—	—	—	2,064,377
Fair value of broker warrants	—	(50,508)	—	—	—	—	—	50,508	—	—	—	—
Issuance costs (Note 16.9)	—	(143,786)	—	—	—	—	—	(56,781)	—	—	—	(200,567)
Fair value of warrants issued to debenture holders (Note 17.10)	—	—	—	—	—	—	—	893,646	—	—	—	893,646
Debt settlements	—	—	—	—	—	5,136	—	—	—	—	—	5,136
Common shares issued for services rendered	1,035,500	255,360	—	—	—	—	—	—	—	—	—	255,360
Common shares issued for debt	530,818	121,587	—	—	—	—	—	—	—	—	—	121,587
Stock based compensation expenses	—	—	—	—	—	—	—	112,080	—	—	—	112,080
Derivative liability	—	—	—	—	—	—	(132,000)	—	—	—	—	(132,000)
Issuance of convertible debentures (Note 16)	—	—	—	—	—	—	—	74,792	—	—	—	74,792
Currency Translation Adjustment	—	—	—	—	—	—	—	—	121,920	—		121,920
Non-controlling interest	—	—	—	—	—	—	—	—	—	—	196,250	196,250
Net loss	—	—	—	—	—	—	—	—	—	(9,300,222)	(176,712)	(9,476,934)
Balance, October 31, 2019	73,219,916	$12,647,930	$—	$—	$—	$5,136	$—	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Consolidated Cash Flow Statements

Expressed in United States Dollars

		Year ended October 31,
Cash provided by (used in)		2020	2019
Operating activities
Net loss		$(2,356,488)	$(9,476,934)
Adjustments for non-cash items in net loss
Amortization of property and equipment		153,991	63,295
Amortization of right-of-use assets		96,845	—
Amortization of intangible assets		26,600	31,373
Unrealized gain on changes in fair value of biological assets		(1,515,492)	(486,354)
Share-based compensation		162,270	113,227
Stock option expense		174,892	—
Services paid in shares or membership units		76,797	322,985
Amortization of debt issuance costs		—	64,914
Accretion expense		568,969	153,195
Gain on liability settlement		(23,939)	—
Loss on disposal of property & equipment		9,978	70,403
Gain on sale of subsidiary		(1,574)	—
Transaction costs		—	3,453,790
Loss on sale of subsidiary		(1,034)	—
Loss from debt restructuring		765,707	—
Unrealized loss on marketable securities		263,483	—
Change in fair value of derivative liability		(221,820)	(121,811)
Gain (Loss) on derecognition of derivative liability		(244,572)	(39,500)
Acquisition costs		—	126,202
Impairment of technology license		—	1,574,761
Bad debt expense		—	54,892
Loss on debt settlement		—	4,509
Effects of foreign exchange		(134,117)	153,003
		$(2,199,504)	$(3,938,050)
Changes in non-cash working capital	(Note 21)	1,905,660	511,214
Net cash used in operating activities		$(293,844)	$(3,426,836)

Investing activties
Purchase of intangible assets		$—	$(996)
Purchase of property and equipment		(557,758)	(216,088)
Other investment		(175,000)	—
Receipt from sale of subsidiary		85,000	—
Payment upon execution of Letter of Intent		—	(50,000)
Cash acquired upon close of Transaction		—	5,875
Net cash used in investing activities		$(647,758)	$(261,209)

Financing activities
Proceeds from convertible debentures		$—	$1,105,126
Proceeds from long-term debt		615,000	100,000
Repayment of long-term debt		(226,126)	(250,145)
Proceeds of subscription receipts		—	2,514,377
Payments of lease principal		(372,154)	(117,125)
Payment of equity and debenture issuance costs		—	(200,567)
Proceeds from private placement		1,067,744	—
Payment of debt issuance costs		—	(47,975)
Transaction costs		—	(167,363)
Net cash provided by financing activities		$1,084,464	$2,936,328

Change in cash		$142,862	$(751,717)
Cash balance, beginning		74,926	826,643
Cash balance, ending		$217,788	$74,926

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Going Concern

These consolidated financial statements (the “Financial Statements”) for the years ended October 31, 2020 and 2019, include the accounts of Grown Rogue International, Inc (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

These Financial Statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. As at the end of the year ended October 31, 2020, the Company incurred a net loss of $2,356,488 and as of that date, the Company's accumulated deficit was $19,394,044. As at October 31, 2020, the Company had limited working capital of $35,671. These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these consolidated financial statements.

2.	Reverse Takeover

The Company entered into a definitive transaction agreement (the "Definitive Agreement") dated October 31, 2018 with Grown Rogue Unlimited LLC (“GR Unlimited”) and Grown Rogue Canada Inc. ("Grown Rogue Canada") and Novicius Acquisition Corp. ("Novicius Subco") which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the "Transaction"), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The Transaction constituted a reverse takeover of the Company by the shareholders of GR Unlimited but did not meet the definition of a business combination under IFRS 3. As such, the Transaction is accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. Since GR Unlimited is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of GR Unlimited up to the date of the Transaction.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.315 per share	$900,403
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,504,510

The acquisition-date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated was based on the private placement transactions entered into by GR Unlimited.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada's operations do not constitute a business, this transaction has been accounted for as a share-based payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada's historical share capital, deficit and contributed surplus have been eliminated.

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (Note 17.10)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,093,221 during the year ended October 31, 2019. The aforementioned costs are summarized as set out below:

Consideration transferred by shareholders of GR Unlimited	$1,504,510
Balance of purchase price in excess of the fair value of acquired assets and liabilities of Grown Rogue Canada	856,059
Cash Transaction costs	1,093,221
Total Transaction costs during the year ended October 31, 2019, as reported on the statement of comprehensive loss	$3,453,790

3.	Basis of Presentation

Statement of Compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

These consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on March 1, 2021.

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

Functional and Presentation Currency

The Company's functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These audited consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these audited consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 (coronavirus) to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company's operations during the period ended October 31, 2020, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.	Significant Accounting Policies and Significant Judgements

4.1	Revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods or provision of contracted services. Control of goods is transferred when title and physical possession of the contracted goods have been transferred to the customer, which is determined by the shipping terms and certain additional considerations. The Company does not have performance obligations subsequent to the transfer of title and physical possession of the contracted goods. Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product. Revenues from services are recognized when services have been provided, the income is determinable, and collectability is reasonably assured. The Company’s contract terms do not include a provision for significant post-service delivery obligations.

4.2	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation & amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the statements of loss and comprehensive loss at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the statements of loss and comprehensive loss.

4.3	Cost of finished cannabis inventory sold

Cost of finished cannabis inventory sold includes the value of inventory sold (policy described in Note 4.2), excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.4	Biological assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation & amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statement of loss and comprehensive loss as ‘Unrealized fair value gain on growth of biological assets’. After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

4.5	Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

4.6	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

4.7	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are members of key management, subject to common control, or can exert significant influence over the company. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

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Pg 12 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.8	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to recognize the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at October 31, 2020, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction in process asset, as the assets were not available for use as intended by management as at October 31, 2020, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:
Furniture and fixtures	7-10	years on a straight-line basis
Computer and office equipment	3-5	years on a straight-line basis
Production equipment and other	5-10	years on a straight-line basis
Leasehold improvements	15-40	months on a straight-line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

4.9	Intangible Assets

Intangible assets are initially measured at cost. The useful life of intangible assets is assessed as either finite or indefinite. Following the initial recognition, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. If impairment indicators are present, these assets are subject to an impairment review. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets of two to three years.

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Pg 13 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.10	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

4.11	Deferred transaction costs

Deferred transaction costs represent professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

4.12	Unit/Share Based Compensation

Unit/Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share-based payments is recognized together with a corresponding increase in equity over a period that services are provided, or goods are received.

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black Scholes option pricing model.

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Pg 14 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Unit/ Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

4.13	Member's Capital

Member's capital consists of common units, which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member's capital are recognized as deduction from equity, net of any tax effects.

4.14	Income Taxes

Tax expense includes current and deferred tax. This expense is recognized in profit or loss, except for income tax related to the components of other comprehensive income or equity, in which case the tax expense is recognized in other comprehensive income or equity respectively.

Current tax assets and liabilities are obligations or claims for the current and prior periods to be recovered from (or paid to) taxation authorities that are still outstanding at the end of the reporting period. Current tax is computed on the basis of tax profit which differs from net profit. Income taxes are calculated using tax rates and laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized based on temporary differences between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred tax assets and liabilities is included in profit or loss. Deferred tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws that are expected to apply to taxable profit for the periods in which the assets and liabilities will be recovered or settled. Deferred tax assets are recognized when it is likely they will be realized. Deferred tax assets and liabilities are not discounted.

The Company recognizes a deferred tax asset or liability for all deductible temporary differences arising from equity securities of subsidiaries, unless it is probable that the temporary difference will not reverse in the foreseeable future and the Company is able to control the timing of the reversal.

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Pg 15 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.15	Financial Instruments

4.15.1	Financial assets

Initial Recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

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Pg 16 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

4.15.2	Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

-	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash	Amortized cost
Marketable securities	FVTPL
Accounts payable and accrued liabilities	Amortized cost

Long term debt	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

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Pg 17 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

4.16	IFRS 16 - Leases ("IFRS 16")

On November 1, 2019, the Company adopted IFRS 16, which replaced IAS 17 – Leases and related interpretations, using the modified retrospective method which does not require restatement of prior period financial information. Accordingly, comparative information in the Company’s financial statements is not restated. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize a right-of-use asset representing its right to use the underlying asset, and a lease liability representing its obligation to make lease payments.

On transition to IFRS 16, the Company elected to use the following practical expedient, as permitted under this standard:

-	Grandfather the assessment of which transactions are leases and apply IFRS 16 only to contracts that were previously identified as leases under IAS 17; and

-	Apply a single discount rate to a portfolio of leases with similar characteristics.

On adoption of IFRS 16, the Company has elected to record right-of-use assets based on the corresponding lease liability. Lease liabilities were measured at the present value of the remaining lease payments outstanding from commitments disclosed as at October 31, 2019, excluding short-term leases, leases of low-value assets, and variable lease payments, and discounted using the Company’s incremental borrowing rate as of November 1, 2019. A reconciliation of the Company’s operating lease commitments at October 31, 2019, to the Company’s lease obligations as at the date of transition of November 2, 2019 is set out below:

Operating lease commitments at October 31, 2019	$322,100
Discounted using incremental borrowing rate	(45,669)
Lease liabilities for purchased assets	142,205
Lease obligations - November 1, 2019	$418,636

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Pg 18 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The following table summarizes the impacts of adopting IFRS 16 on the consolidated financial statements:

	Balance -		Restated balance,
	October 31, 2019	Adoption of IFRS 16	November 1, 2020
Right-of-use assets	$—	$276,431	$276,431
Property & equipment	$232,059	$—	$232,059
Current portion of lease liability	$129,876	$225,862	$355,738
Lease liability	$12,329	$50,569	$62,898

Update to significant accounting policies

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made on or before the commencement date, plus any initial direct costs incurred, less any lease incentive received. The right-of-use asset is subsequently depreciated to the earlier of the end of the useful life of the right-of-use asset or the least term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The right-of-us asset may be adjusted for certain remeasurements of the lease liability and impairment losses, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company uses a single discount rate for a portfolio of leases with similar characteristics. The lease liability is measure at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a a change in index or rate, a change in the amount expected to be payable under a residual value guarantee, or if there is a change in the Company’s assessment of whether it will exercise a purchase, extension, or termination option.

Leases that have term of less than twelve months or leases with an underlying asset of low value are recognized as expenses in profit or loss.

Significant judgments and estimates

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event of a significant change in circumstance occurs which affects this assessment.

To determine the carrying amount of right-of-use assets and lease liabilities, the Company must estimate the incremental borrowing rate for each leased asset if the interest rate implicit in the lease cannot be readily determined. Management determines the incremental borrowing rate for each leased asset by taking into account the Company’s credit standing, the guarantee, the term and the value of the underlying leased asset, as well as the economic environment in which the leased asset is operated. Incremental borrowing rates can be changed due to macroeconomic changes in the environment.

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Pg 19 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

5.	Biological Assets

Biological assets consist of cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at October 31, 2020 and October 31, 2019 are as follows:

Balance October 31, 2018	$149,617
Add: purchased cannabis plants	308,324
Change in fair value less costs to sell due to biological transformation	486,354
Allocation of operational overhead	438,859
Transferred to inventory upon harvest	(1,226,565)
Balance October 31, 2019	$156,589
Add: purchased cannabis plants	724,878
Change in fair value less costs to sell due to biological transformation	1,515,492
Allocation of operational overhead	1,130,712
Transferred to inventory upon harvest	(3,276,981)
Balance October 31, 2020	$250,690

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – The Company applied a weighted average number of days out of the 60-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Estimated selling price per pound	$1,123	$840	$57,879	$37,747
Estimated stage of growth	71%	60%	$46,209	$30,970
Estimated flower yield per harvest (pound)	216	263	$46,209	$30,970

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Pg 20 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

6.	Inventory

The Company's inventory composition is as follows:

	October 31,
	2020	2019
Raw materials	$8,588	$27,860
Work in process	919,464	819,675
Finished goods	196,308	93,180
Balance	$1,124,360	$940,715

The cost of inventories included as an expense and included in cost of goods sold for the year ended October 31, 2020, was $2,155,507 (2019 - $2,935,934).

7.	Marketable Securities

During the period ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. On the date of the transaction, February 10, 2020, the fair value of PBIC shares per share was CAD$0.635 per share, for a fair value of $848,011 (Note 16.1). The Company does not have control or significant influence over PBIC and has accounted for the investment at fair value through profit or loss.

As at October 31, 2020, the fair value of the shares was $585,035, based upon the publicly quote price of PBIC shares. The Company recorded an unrealized loss on the shares in the amount of $263,483 and foreign currency translation gain of $507 during year ended October 31, 2020.

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Pg 21 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

8.	Other Investment

On February 6, 2020, the Company entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator pending Municipal and State regulatory approval. The optionee is called Golden Harvests, LLC (“GH”). In order to exercise the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches:

8.1	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option (during the year ended October 31, 2020, the cash amount of $150,00 was paid and 200,000 common shares were issued with a fair value of $12,812).

8.2	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company paid $25,000 and issued 25,000 shares subsequent to October 31, 2020 to extend this payment for six-months. Subsequent to October 31, 2020, cash payment of $100,000 was made and a note payable for $100,000 was issued to fulfilled the $200,000 payment. The note payable bears interest at $2,000 per month.

8.3	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying $25,000 and issuing 25,000 common shares of the Company. Subsequent to October 31, 2020, the extension term was modified to require issuance of 200,000 shares instead of the aforementioned cash and share payments.

8.4	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

The aggregate invested into GH as at October 31, 2020, included the following:

Investment	Amount
Cash payments against Option	$175,000
Share payments against Option	12,812
Total	$187,812

The Option agreement was modified subsequent to October 31, 2020 (Note 31)

The Company has a contract to provide operations management services to GH. Under this agreement, during the year ended October 31, 2020, the Company earned revenues of $393,381 and costs for those revenues were $271,167.

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Pg 22 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

9.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2020 and 2019:

	CEO	Trade vendors	Total

Balance at November 1, 2018	$—	$—	$—
Amount deferred	180,799	—	180,799
Balance at October 31, 2019	$180,799	$—	$180,799
Amounts deferred	45,000	241,255	286,255
Amounts settled	—	(77,238)	(77,238)
Balance at October 31, 2020	$225,799	$164,017	$389,816

10.	Leases

The Company has two leases of property for growing operations that expire December 31, 2020 and one lease for warehouse and office space that expires March 31, 2021. The warehouse lease can be extended for four years after March 31, 2021.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the year ended October 31, 2020:

	Land and Buildings	Leased equipment	Total
Balance - October 31, 2019	$—	$232,059	$232,059
Adoption of IFRS 16	276,431	—	276,431
Additions	—	68,035	68,035
Amortization	(225,963)	(79,401)	(305,364)
Balance - October 31, 2020	$50,468	$220,693	$271,161

All of the depreciation for land and buildings was capitalized during the year ended October 31, 2020.

Set out below are the carrying amounts and movements of lease liabilities:

	October 31,
Lease liabilities	2020	2019
Balance - beginning	$142,205	$196,814
Adoption of IFRS 16	276,431	—
Additions	68,035	62,516
Accretion of interest	63,043	30,299
Payments	(435,197)	(147,424)
Balance - ending	$114,517	$142,205
Current	100,277	129,876
Non-current	16,630	12,329

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Pg 23 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Payments during the year ended October 31, 2020 of $435,197 included principal payments of $372,154 and interest of $63,043. Payments during the year ended October 31, 2019 of $147,424 included principal payments of $117,125 and interest of $30,299.

Set out below are the minimum future lease payments from October 31, 2020:

Total future minimum
lease payments
Less than one year	$114,010
Between one and five years	17,525
Total	$131,535

The Company has lease contracts that include extension options, which are negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

		More than
	Within five years	five years
Extension options available to be exercised	$580,250	$199,000
New lease terms executed subsequent to October 31, 2020	405,600	—
Total	$985,850	$199,000

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Pg 24 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

11.	Property and Equipment

		Production
	Computer and	Equipment and	Construction in	Leasehold
	Office Equipment	Other	Progress	Improvements	Total
COST
Balance October 31, 2018	$75,883	$357,115	$578,158	$1,067,725	$2,078,881
Additions	50,480	86,483	17,308	242,746	397,017
Disposals	(70,403)	—	(118,683)	—	(189,086)
Balance October 31, 2019	$55,960	$443,598	$476,783	$1,310,471	$2,286,812
Additions	1,031	283,065	90,342	251,355	625,793
Transfers	(2,061)	2,061	(512,719)	512,719	—
Disposals	(39,764)	(17,350)	(9,331)	(947)	(67,392)
Balance October 31, 2020	$15,166	$711,374	$45,075	$2,073,598	$2,845,213

ACCUMULATED AMORTIZATION
Balance October 31, 2018	$1,907	$71,157	$—	$429,896	$502,960
Amortization for the period	17,794	61,322	—	239,819	318,935
Balance October 31, 2019	$19,701	$132,479	$—	$669,715	$821,895
Amortization for the period	6,360	106,441	—	824,977	937,778
Transfers	(2,405)	2,405	—	—	—
Disposals	(8,490)	(7,301)	—	—	(15,791)
Balance October 31, 2020	$15,166	$234,024	$—	$1,494,692	$1,743,882

NET BOOK VALUE
As at October 31, 2019	$36,259	$311,119	$476,783	$640,756	$1,464,917
As at October 31, 2020	$—	$477,350	$45,075	$578,906	$1,101,331

Production equipment includes $220,693 in leased assets (2019 - $232,059). For the year ended October 31, 2020, $518,999 in amortization costs were included in cost of sales (2019 – $129,202). As at October 31, 2020, $72,165 (2019 – $18,365) in amortization costs were included in biological assets, and $208,177 (2019 – $108,073) in amortization costs were included in inventory. Depreciation expense not capitalized left net depreciation expense of $153,991 on the statement of comprehensive loss for the year ended October 31, 2020 (2019 – $63,295).

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Pg 25 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

12.	Long-term Debt

Transactions related to the Company’s unsecured promissory notes during the years ended October 31, 2020 and October 31, 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance October 31, 2018	$50,000	$50,000	$10,444
60% October 2, 2019 (12.1)	50,000	50,000	—
60% October 17, 2019 (12.2)	50,000	50,000	—
Interest expense on long term debt	—	—	9,535
Debt repayments	—	—	(12,000)
Balance October 31, 2019	$150,000	$150,000	$7,979
60% December 5, 2019 (12.3)	15,000	15,000	—
Interest expense on long term debt	—	—	24,854
Debt repayments	(151,000)	(151,000)	(23,466)
Proceeds (12.4)	600,000	600,000	—
Debt repayments (12.4)	(75,126)	(75,126)	—
Interest accretion	—	260,940	—
Balance October 31, 2020	$538,874	$799,814	$9,367
Less: current portion	46,099	46,099	9,367
Balance October 31, 2020 non-current portion	$492,775	$753,715	$—

12.1	On October 2, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On December 5, 2019 an additional $15,000 was advanced under the same terms and conditions. On February 18, 2020 all outstanding principal and accrued interest of $13,274 (October 31, 2019 - $2,384) was repaid in full. This amount was owed to a director and officer of the Company.

12.2	On October 17, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On February 18, 2020 all outstanding principal and accrued interest of $9,041 (October 31, 2019 - $1,151) was repaid in full. This amount was owed to a key member of management.

12.3	On December 5, 2019: Principal of $15,000 with simple interest accrued at a rate of 60% per annum and a maturity of 60 days. On February 18, 2020, all principal and interest were repaid. This amount was owed to a key member of management.

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Pg 26 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

12.4	Debt issuance by GR Michigan, LLC

On March 20, 2020: Principal of $600,000 was received under a secured debt investment of $600,000 (the “Michigan Debt”). The Michigan Debt carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of GH (Note 8). Once the principal is repaid, each investor will receive a monthly royalty of 1% per $100,000 invested of cash receipts for sales by GH (see Note 8) (the “Royalty”). The Royalty commences on the date that repayments equal to principal have been made for a period of two years. The Royalty maximum is two times the amount of principal invested and the Royalty minimum is equal to the principal loaned; the Company expects to pay the Royalty maximum by July 2023. The Company has the right but not the obligation, to purchase the Royalty from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the Michigan Debt agreement at amortized cost using the effective interest method. Interest accreted during the year ended October 31, 2020 was $260,940 calculated using an effective interest rate of 73%. During the year ended October 31, 2020, $75,126 was repaid against this debt.

Principal amounts of the Michigan Debt of $50,000 and $100,000 (a total of $150,000), were loaned by officers of the Company. Principal of $150,000, was loaned by a director of the Company.

13.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the years ended October 31, 2020 and 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance October 31, 2018	$1,343,171	$1,299,376	$454,775
Amortization of deferred financing costs	22,106	23,759	—
Interest expense on long term debt	—	—	2,154
Interest accretion	—	5,502	—
Repaid	(265,277)	(265,277)	(137,889)
Converted to common units	(1,100,000)	(1,063,360)	(279,040)
Balance October 31, 2019	$—	$—	$40,000
Interest paid	—	—	(30,000)
Interest forgiven upon settlement	—	—	(10,000)
Balance October 31, 2020	$—	$—	$—

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Pg 27 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

During the period ended October 31, 2018, GR Unlimited issued the following unsecured convertible promissory notes:

13.1	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrued simple interest at an annual rate of 50% calculated on the basis of a year of 365 days.

During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the year ended October 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the year ended October 31, 2019.

13.2	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%.

During the year ended October 31, 2019, the principal of $1,000,000 and unpaid interest of $272,991 were converted into 1,144.15 common units of GR Unlimited (4,782,284 common shares of the Company) as described in Note 15.4.

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

13.3	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three-year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid nonassessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the year ended October 31, 2019, the principal of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited (485,379 common shares of the Company) as described in Note 15.3.

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Pg 28 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

13.4	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. On January 31, 2018, $50,000 of principal was repaid.

On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note had a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. During the year ended October 31, 2019, the principal and accrued interest was paid in full and the Company derecognized the corresponding derivative liability resulting in a gain on derecognition of $39,500 included in the statement of loss and comprehensive loss.

13.5	Effective October 20, 2017, principal of $100,000 with simple interest accrued at a rate of 50% per annum. During the year ended October 31, 2019, GR Unlimited repaid the principal of $100,000, leaving accrued interest of $40,000 payable. During the year ended October 31, 2020, $30,000 was repaid and $10,000 was forgiven.

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Pg 29 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

14.	Convertible Debentures

Transactions related to the Company’s convertible debentures during the years ended October 31, 2020 and 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance October 31, 2018	$1,029,314	$931,099	$7,758
Issued during the year	1,105,127	1,105,127	—
Fair value of derivative liability	—	(232,925)	—
Issuance costs	(38,064)	(38,064)	—
Amortization of issuance costs	54,748	54,748	—
Interest accretion	—	147,693	—
Interest expense	—	—	126,901
Interest payments	—	—	(126,809)
Effects of foreign exchange	27,931	27,931	—
Balance October 31, 2019	$2,179,056	$1,995,609	$7,850
Interest accretion through July 10, 2020	—	246,015	—
Conversion to common shares (14.1)	(37,733)	(37,733)	—
Effects of foreign exchange	(56,341)	(56,341)
Deemed extinguishment (14.1)	(2,084,982)	(2,147,550)	—
Balance after deemed extinguishment	$—	$—	$7,850
Deemed re-issuance (14.1)	2,169,135	2,464,241	—
Fair value of derivative liability	—	(787,264)	—
Conversion to common shares (14.1)	(75,130)	(75,130)
Interest accretion	—	146,964	—
Interest payments	—	(44,138)	(7,850)
Effects of foreign exchange	—	35,005	—

Balance October 31, 2020	$2,094,005	$1,739,678	$—

14.1	Modification of terms during the year ended October 31, 2020 and conversion

During the year ended October 31, 2020, two conversions of principal were recorded, totaling $112,863 (CAD$150,000), into a total of 1,038,095 common shares.

During the year ended October 31, 2020, the Company extended the maturity of all convertible notes outstanding, such that the following terms apply to all convertible notes outstanding as at October 31, 2020.

o	Original principal loan amount of $2,169,135 (CAD$2,950,000) due on November 1, 2021 (October 31, 2020 balance was $2,138,925 (CAD$2,850,000);

o	Interest payable at 8% per annum;

o	Convertible at CAD$0.125 into shares of the Company;

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Pg 30 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

o	If at any time while the debentures are outstanding the Company issues securities for cash in a private placement at a price per share lower than CAD$0.125, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security; and

o	Convertible at CAD$0.05 if the Company defaults on debt service.

Pursuant to the modification of the debentures, the following warrant transactions occurred:

o	Cancellation of 6,818,182 warrants issued pursuant to the convertible debenture agreements outstanding prior to the modification on July 10, 2020;

o	Issuance of 6,818,182 new warrants with as exercise price of CAD$0.16 and an expiration date of November 1, 2021 (Note 17.3);

o	The fair value of the newly issued warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020;

o	Issuance of 1,590,909 warrants as part of the consideration to the creditors for extending the maturity of the debt (Note 17.3). The fair value of these warrants was recognized as an expense of debt restructuring on the statement of loss and comprehensive loss for the year ended October 31, 2020.

As described above, the conversion price of the debenture is subject to change based upon whether a lower-than-CAD$0.125 private placement of equity is completed. This conversion feature was determined to be a derivative liability in accordance with IFRS 9. The value of the derivative liability as at October 31, 2020 was estimated to be $787,264, using the Black-Scholes pricing model with the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	0.24%
o	Expected life	1.0 years
o	Expected volatility	90%

The derivative liability will be remeasured at fair value through profit and loss at each reporting period using the Black-Scholes pricing model. The fair value as at October 31, 2020, was $583,390 (2019 - $249,320), and the unrealized gain for the year ended October 31, 2020 as a result of remeasurement was $221,820 (2019 – see Note 14.2).

The fair value of the deemed reissuance was allocated as follows:

	CAD	USD
Convertible debentures, principal	$2,280,671	$1,676,977
Conversion option	1,070,670	787,264
	$3,351,341	$2,464,241

The discounted value of the loan after the modifications of terms was more than 10% lower than the carrying value of the loan and was therefore deemed an extinguishment and reissuance under IFRS 9. The costs of completing the modification were expensed.

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Pg 31 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

The loss of restructuring this debt, as recognized on the statement of loss and comprehensive loss for the year ended October 31, 2020, was comprised of the following:

Composition of loss from debt restructuring
Difference: carrying value of deemed prior debt and deemed reissued debt	$337,997
Replacement warrants - quantity 6,818,182 (Note 17.3)	346,792
Consideration warrants - quantity 1,590,909 (Note 17.3)	80,918
Total loss from deemed restructuring	$765,707

The Company recorded a gain of $244,572 on the derecognition of the Company’s previously recorded derivative liability on the modification of the debt.

14.2	Convertible debentures issued during the year ended October 31, 2019

During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,126). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures were scheduled to mature on August 10, 2020; the maturity date was extended to November 1, 2021 by an agreement dated July 10, 2020 (Note 14.1). The debentures were secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures could be converted by the holder into common shares of the Company at a conversion price of CAD$0.44 per share. If at any time while the debentures were outstanding, the Company issued securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures would be reduced to such lower price per security. The adjustment to the conversion price was considered a derivative, as it changes in relation to the share price of the Company and does not meet the fixed for fixed criteria. In connection with the issuance of the convertible debentures, the Company paid issuance costs of $47,975. The Company also issued 3,409,091 warrants to the convertible debenture holders, as described in Note 17.9. Of the total debt issuance costs of $47,975, $10,165 was allocated to the derivative liability and included as expenses in the statement of loss and comprehensive loss.

GR Unlimited allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$872,202
Conversion option	232,925
$1,105,127

The fair value of the derivative liability was calculated by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 126.9%. The estimated fair value of the derivative liability upon initial recognition was estimated to be CAD$316,151 ($232,925).

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Pg 32 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

As at October 31, 2019, the Company estimated the fair value of the derivative liability using the same methodologies as described above and an estimated market interest rate of 20% and a share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660), and the change in the fair value since initial recognition of $121,811 has been included as income in the Company’s statement of loss and comprehensive loss. As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

14.3	Convertible debentures issued during the year ended October 31, 2018

During the year ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty-four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures are secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of GR Unlimited at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

As at October 31, 2019, the Company estimated the fair value of the derivative liability by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660). As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

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Pg 33 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

15.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited during the year ended October 31, 2019, all of which occurred prior to completion of the Transaction:

	Number of
	Common Shares*	Member’s Capital
Balance, October 31, 2018	40,706,873	$4,701,773
Issued pursuant to conversion of promissory notes	5,465,877	1,451,400
Issued in connection with Technology License Agreement (15.2)	6,600,000	1,574,761
Issued upon exercise of unit purchase options	4,202,429	1,218,784
Issued pursuant to Subscription Receipts	3,771,023	913,968
Balance at date of Transaction (Note 2)	60,746,202	$9,860,686

*The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

15.1	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

15.1.1	Received a return of principal of $50,000 from one of the convertible promissory notes.

15.1.2	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

15.1.3	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

15.2	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

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Pg 34 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

15.3	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

15.4	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

15.5	Immediately prior to the Transaction disclosed in Note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

15.6	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 1,475,979 common units (1,475,979 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 19.2.

15.7	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in Note 19.3.

15.8	Immediately prior to the Transaction disclosed in Note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company), pursuant to a partial exercise of the unit purchase option disclosed in Note 19.1.

15.9	In connection with the Transaction, GR Unlimited issued, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

16.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

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Pg 35 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2020, the following share transactions occurred:

16.1	The Company issued 15,000,000 equity units (each unit comprised of one common share and one warrant to purchase one common share) to PBIC, of which $564,147 was recorded in share capital and $520,188 was allocated to warrants (Notes 17.1 and 17.2). Issuance costs of $11,508 were recognized in share capital and $5,083 in contributed surplus. The net proceeds from this issuance were $1,067,744.

In addition, PBIC and the Company entered into subscriptions agreements to exchange each other’s shares (the “Share Swap”). In connection with the Share-Swap agreement, the Company issued 15,000,000 common shares resulting in an aggregate fair value of $848,011.

As part of the Share Swap, each of PBIC and Grown Rogue have signed a voting and resale agreement providing that each party will be required to vote the shares acquired under the Share Swap as recommended by the other party and will be restricted from trading the shares for a period of 18 months.

The private placement agreement with PBIC gives PBIC the pre-emptive right to participate in future offerings of the Company to maintain its ownership share of the Company. In addition, the Company has agreed to nominate one board member of the Company as recommended by PBIC at future shareholder meetings and the ability, if PBIC does not have its nominee on Grown Rogue’s board of directors, to appoint a board observer.

16.2	Issuance of 200,000 common shares, with a fair value of $12,812, issued to the owner of GH (Note 8.1).

16.3	Issued 1,153,095 common shares, of which 1,038,095 represented convertible debt conversions with a value of $112,863 (see Note 14.1) and 115,000 shares, with a value of $9,746, which represented consideration for long-term debt.

16.4	As consideration for services provided, the Company issued 2,300,000 common shares with a fair value of $163,543.

16.5	The Company issued 909,386 shares to employees for compensation with a fair value of $76,797.

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Pg 36 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2019, the following share transactions occurred:

16.6	In connection with the Transaction disclosed in Note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

16.7	In connection with the Transaction disclosed in Note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

16.8	In connection with the Transaction disclosed in Note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

16.9	In connection with the Transaction disclosed in Note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

o	Expected dividend yield	Nil
o	Risk-free interest rate	1.690%
o	Expected life	2.0 months
o	Expected volatility	100%*

 * Based on the volatility of comparable publicly traded companies

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Pg 37 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $133,690, $50,508 was allocated to the Grown Rogue Canada shares and $19,871 was allocated to the Grown Rogue Canada Warrants. The remaining $63,311 was expensed as a transaction cost in relation to the Transaction.

16.10	In connection with the Transaction disclosed in Note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to be $33,328.

16.11	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

16.12	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

17. WARRANTS

The following table summarizes the warrant activities for the years ended October 31, 2020 and October 31, 2019:

	Number	Weighted Average Exercise Price
Balance November 1, 2018	148,722	$7.39
Issued in connection with the Transaction (Notes 17.4, 17.5, 17.9, 17.10)	11,288,149	0.55
Issued pursuant to subscription receipts (Notes 17.6, 17.7)	9,964,940	0.55
Issued in connection with convertible debentures (Notes 17.11)	3,409,091	0.55
Issued to brokers (Note 17.8)	757,125	0.44
Issued to terminate purchase agreement (Notes 17.12, 28)	2,148,117	0.44
Expired	(131,539)	(6.52)
Balance October 31, 2019	27,584,605	$0.53
Issued pursuant to private placement (Notes 16.1, 17.1)	5,000,000	0.13
Issued pursuant to private placement (Note 16.1, 17.1)	10,000,000	0.13
Expired	(17,183)	(14.05)
Cancellation of prior warrants associated with convertible debt (Note 14.1)	(6,818,182)	0.55
Issuance of new warrants associated with convertible debt (Notes 14.1, 17.3)	6,818,182	0.16
Consideration warrants for convertible debt maturity extension (Notes 14, 17.3)	1,590,909	0.16
Balance October 31, 2020	44,158,331	$0.33

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Pg 38 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2020, the Company:

17.1	Issued 5,000,000 warrants in February 2020 to subscribers of the offering disclosed in Note 16.1. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.125 per unit for a period of 24 months.

The fair value of the warrants was $138,119 which was the residual value of the offering after the fair value of the shares on the transaction date.

17.2	Issued 10,000,000 warrants in May 2020 to subscribers of the offering disclosed in Note 16.1. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.13 per unit for a period of 24 months.

The fair value of the warrants was $382,069, which was the residual value of the offering after the fair value of the shares on the transaction date.

17.3	Issued 6,818,182 replacement warrants and 1,590,909 warrants (totaling 8,409,091) to the creditors of the July 10, 2020 debt agreement described at Note 14.1. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.16 with an expiration date of November 1, 2021.

The fair value of the warrants of $424,645 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	0.30%
○	Expected life	1.3 years
○	Expected volatility	131%

During the year ended October 31, 2019, the Company:

17.4	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in Note 16.8. Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $79,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 months
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

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Pg 39 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.5	Issued 1,675,979 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 19.2. Each warrant is exercisable into one common share at an exercise price of CAD$0.55 per share for twenty four months.

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

17.6	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in Note 15.9. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

17.7	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in Note 16.9. Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

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Pg 40 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.8	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in Note 16.9. Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

17.9	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in Note 14.3. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

17.10	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $893,646 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.690%
○	Expected life	2.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

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Pg 41 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

17.11	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in Note 14.2. Each warrant entitled the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.710%
○	Expected life	2.0 years
○	Expected volatility	101%*

* Based on the volatility of comparable publicly traded companies

17.12	Issued 2,148,117 warrants to finalize a termination agreement (Note 28). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, and the remaining 1,288,870 vest upon future activities.

The fair value of the warrants of $193,438 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil
○	Risk-free interest rate	1.640%
○	Expected life	4.0 years
○	Expected volatility	101%*

* Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

As at October 31, 2020, the following warrants were issued and outstanding:

Exercise price	Warrants outstanding	Remaining Contractual Life (years)	Expiry date
$0.55	17,843,998	0.1	November 30, 2020
0.44	757,125	0.1	November 30, 2020
0.16	8,409,091	1.0	November 01, 2021
0.13	5,000,000	1.3	February 10, 2022
0.13	10,000,000	1.5	May 15, 2022
0.44	2,148,117	2.7	June 28, 2023
$0.33	44,158,331	0.8

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Pg 42 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

18. SUBSCRIPTIONS PAYABLE

During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts. Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the year ended October 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the year ended October 31, 2019, GR Unlimited issued the Subscription Receipts.

19. UNIT PURCHASE OPTIONS

19.1	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	1.690%
○	Expected life	5.5 months
○	Expected volatility	99%*

* Based on the volatility of comparable publicly traded companies

19.2	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise. During the year ended October 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

19.3	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018.During the year ended October 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	1.690%
○	Expected life	2.0 months
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

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Pg 43 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20. STOCK OPTIONS

The following table summarizes the stock option movements for the years ended October 31, 2020 and October 31, 2019:

	Number	Exercise price (CAD$)
Balance - November 1, 2018	—	—
Granted to service provider	150,000	0.44
Granted to service provider	500,000	0.44
Balance - October 31, 2019	650,000	0.44
Granted to employees	3,575,000	0.15
Forfeitures by service provider	(150,000)	0.44
Forfeitures by employees	(355,000)	0.15
Balance - October 31, 2020	3,720,000	$0.19

20.1	During the year ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	1.710%
○	Expected life	3.0 years
○	Expected volatility	100%*

*Based on the volatility of comparable publicly traded companies

20.2	During the year ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	1.710%
○	Expected life	3.0 years
○	Expected volatility	100%*

* Based on the volatility of comparable publicly traded companies

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Pg 44 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

20.3	During the year ended October 31, 2020, the Company granted options to purchase 3,575,000 common shares of the Company to employees. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.15 at any time until July 9, 2024.

The fair value of the options granted was CAD$432,922. The value of the options of vested during the year ended October 31, 2020 was $240,079, which was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

○	Expected dividend yield	Nil%
○	Risk-free interest rate	0.25%
○	Expected life	4.0 years
○	Expected volatility	131%

The vesting terms of the granted options are set out in the table below:

Number granted	Vesting terms
1,270,000	Fully vested on grant date
1,500,000	1/3 on grant date, 1/3 three months from grant date, 1/3 ten months from grant date
220,000	1/2 on grant date, 1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date
235,000	1/4 on grant date, 1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date, 1/4 on third anniversary of grant date
250,000	1/4 on first anniversary of grant date, 1/4 on second anniversary of grant date, 1/4 on third anniversary of grant date, 1/4 on fourth anniversary of grant date
100,000	One year from start date of employment
3,575,000

As at October 31, 2020 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise price	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry date
$0.44	500,000	500,000	1.2	January 01, 2022
0.15	3,120,000	2,112,500	3.7	July 09, 2024
0.15	100,000	—	3.7	July 20, 2024
$0.19	3,720,000	2,612,500	3.4

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Pg 45 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

21. CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company's non-cash working capital for the year ended October 31, 2020 and 2019 are as follows:

	2020	2019
Accounts receivable	$(37,698)	$119,473
Inventory	2,144,178	1,174,678
Prepaid expenses and other assets	14,158	211,982
Accounts payable and accrued liabilities	(133,516)	(894,654)
Interest payable	(46,462)	(135,265)
Unearned revenue	(35,000)	35,000
	$1,905,660	$511,214

22. SUPPLEMENTAL CASH FLOW DISCLOSURE

	Years ended October 31,
	2020	2019
Interest paid	$228,244	$310,217
Fair value of common shares and units issued for services	240,340	255,360
Fair value of common shares issued as settlement of debt	—	121,587
Property and equipment acquired through leases (Note 10)	68,035	62,516
Conversion of notes payable to common units	112,863	1,342,400

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Pg 46 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

23. RELATED PARTY TRANSACTIONS

During the year ended October 31, 2020, the Company incurred the following related party transactions:

23.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon owned by the Company's President and CEO. The lease expires on December 31, 2020. Rent of $77,000 was incurred for the years ended October 31, 2020 (2019 - $71,000). The Company had $45,000 (October 31, 2019 - $63,000) owing in accounts payable and accrued liabilities at October 31, 2020.

23.2	The Company incurred expenses of $59,500 (2019 - $36,000) for services provided by the spouse of the CEO. At October 31, 2020, accounts and accrued liabilities payable to this individual were $1,946 (October 31, 2019, $Nil). During the year ended October 31, 2020, this individual was granted 500,000 options which vested on the grant date.

23.3	The Company incurred fees related to marketing and promotion services of $Nil (2019 - $183,674) from two companies owned by the Company's former Chief Strategy Officer (“CSO”). At October 31, 2020, accounts payable and accrued liabilities were $Nil (October 31, 2019 - $6,000) payable to these companies.

23.4	Key management personnel consist of the President and CEO; the former CSO; the CFO of GR Unlimited; the Chief Market Officer; the Chief Accounting Officer; and the CFO of Grown Rogue International, Inc. The compensation paid or payable to key management for services for the years ended October 31, 2020 and 2019 was as follows:

	2020	2019
Salaries and consulting fees	$577,774	$425,412
Share-based compensation	60,929	33,083
Stock option expense	144,639	—
Total	$783,342	$458,495

Stock options granted to key management personnel and close family members of key management personnel include: 750,000 options to the CFO of GR Unlimited; 750,000 options to the Chief Market Officer; and 250,000 option to the Chief Accounting Officer.

Accounts payable and accrued liabilities due to key management at October 31, 2020 totaled $441,424 (October 31, 2019 - $392,152); these balances include the accrued liabilities described at Note 9.

During the year ended October, 31, 2020, the Company purchased vehicles and equipment from the CEO for an aggregate total purchase price of $21,050.

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Pg 47 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

23.5	Debt balances and movements with related parties

The following table sets out portions of debt described at Notes 12.1, 12.2, and 12.3 pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Total
Balance - October 31, 2018	$—	$—	$—
Principal borrowed	50,000	50,000	100,000
Principal repaid	—	—
Interest accrued	2,384	1,151	3,535
Interest paid	—	—	—
Balance - October 31, 2019	$52,384	$51,151	$103,535
Principal borrowed	15,000	—	15,000
Principal repaid	(65,000)	(50,000)	(115,000
Interest accrued	10,890	9,041	19,931
Interest paid	(13,274)	(10,192)	(23,466
Balance - October 31, 2020	$—	$—	$—

The following table sets out portions of debt described at Note 12.4 pertaining to related parties:

	CEO	CFO of GR Unlimited LLC	Directors	Total
Balance - October 31, 2019 and 2018	$—	$—	$—	$—
Borrowed	50,000	100,000	150,000	300,000
Interest	21,745	43,491	65,236	130,472
Payments	(10,252)	(20,504)	(30,756)	(61,512)
Balance - October 31, 2020	$61,493	$122,987	$184,480	$368,960

Pursuant to the loan agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively. Third parties obtained 4% as part of the same financing (Note 12.4), such that GR Michigan has a 13% non-controlling interest (Note 30).

23.6	Transactions with PBIC

PBIC is a shareholder of 30,000,000 shares of the Company (approximately 28% of issued and outstanding common shares as at October 3, 2020). The Company is a shareholder of 2,362,204 (Note 7) PBIC shares. PBIC has appointed a director of GRIN, and the CFO of GRIN became the CFO of PBIC subsequent to October 31, 2020.

During the year ended October 31, 2020, the Company completed the following transactions with PBIC:

●	PBIC issued 2,362,204 shares to GRIN and GRIN issued PBIC 15,000,000 shares (Note 7); and

●	PBIC subscribed to equity of the Company for $1,084,335; the equity included 15,000,000 common shares (Note 16.1) and 15,000,000 warrants to purchase one common share per warrant (Notes 17.1 and 17.2).

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Pg 48 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

24. FINANCIAL INSTRUMENTS

24.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

24.1.1	Interest Rate Risk

At October 31, 2020 and October 31, 2019, the Company's exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

24.1.2	Currency Risk

As at October 31, 2020, the Company had accounts payable and accrued liabilities of CAD$504,314 and convertible debentures of CAD$2,850,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

24.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash, accounts receivable, and other receivables represents the Company's maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

Balance at	October 31, 2020	October 31, 2019
Cash	$217,788	$74,926
Accounts receivable	172,121	134,423
Total	$389,909	$209,349

The allowance for doubtful accounts at October 31, 2020 is 7,425 (October 31, 2019 - $129,131).

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Pg 49 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

As at October 31, 2020 and October 31, 2019, the Company's trade accounts receivable and other receivable were aged as follows:

	October 31, 2020	October 31, 2019
Current	$66,660	$51,672
1 30 days	49,204	500
31 days older	63,682	211,382
Allowance for doubtful accounts	(7,425)	(129,131)
Total trade accounts receivable	$172,121	$134,423

The change in the provision for expected credit losses is as follows:

	Years ended
	October 31, 2020	October 31, 2019
Balance, beginning of period	$129,131	$106,443
Additional allowance	10,349	121,793
Amounts collected	(6,757)	(66,902)
Amounts used	(125,298)	(32,203)
Balance, end of period	$7,425	$129,131

24.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2020, the Company’s working capital accounts were as follows:

	October 31, 2020	October 31, 2019
Cash	$217,788	$74,926
Current assets excluding cash	1,616,987	1,358,036
Total current assets	1,834,775	1,432,962
Current liabilities	1,799,104	4,142,489
Working capital (deficit)	$35,671	$(2,709,527)

The contractual maturities of the Company's accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 3
Accounts payable and accrued liabilities	$1,059,971	$389,816
Debt and convertible debentures	46,099	2,493,393
Lease liabilities	100,277	16,630
Interest payable	9,367	—
Derivative liabilities	583,390	—
Deferred rent	—	10,494
Total	$1,799,104	$2,910,333

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Pg 50 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

24.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

24.5	Fair Value Hierarchy

A number of the Company's accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2020 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL	Total
Financial Assets
Cash	Level 1	$217,788	—	$217,788
Accounts receivable	Level 2	172,121	—	172,121
Marketable securities	Level 1	—	585,035	585,035
Financial Liabilities
Accounts payable and accrued liabilities	Level 2	$1,449,787	$—	$1,449,787
Current portion of convertible debentures	Level 2	46,099	—	46,099
Long term debt	Level 2	753,715	—	753,715
Interest payable	Level 2	9,367	—	9,367
Derivative liabilities	Level 2	—	583,390	583,390
Convertible debentures	Level 2	1,739,678	—	1,739,678

During the year ended October 31, 2020 there were no transfers of amounts between levels.

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Pg 51 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

25. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended October 31, 2020 and 2019 are as follows:

	Years Ended
	October 31,
	2020	2019
Office, banking, travel, and overheads	253,669	835,619
Professional services	794,154	1,887,034
Salaries and benefits	1,148,598	1,938,022
Total	$2,196,421	$4,660,675

26. INCOME TAXES

26.1	Income tax expense

The following table reconciles income taxes calculated at combined United States federal/state tax rates with the income tax recovery in the consolidated financial statements:

Year ended October 31,	2020	2019
Income (loss) before income taxes	(2,356,488)	(9,476,934)
Effective income tax rate (%)	27.25	27.25
Expected income tax recovery	(642,143)	(2,582,166)
Loss (income) related to entities taxed as partnerships	—	—
Temporary differences related to inventory valuation	(124,590)	(142,025)
Temporary differences related to start-up costs	(196,978)	99,029
Temporary differences related to Transaction costs	(1,927,848)	320,709
Non-deductible expenses	(248,392)	1,059,283
Temporary differences related to cost of goods sold	—	172,517
Unrealized gain on biological assets	—	(134,720)
Share issuance costs	—	(13,457)
Losses and other deductions for which no benefit has been recognized	3,139,951	1,220,830
Income tax expense (recovery)	$—	$—

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Pg 52 of 57

Grown Rogue International Inc.
Notes to the consolidated financial statements
For the years ended October 31, 2020 and 2019
Expressed in United States Dollars, unless otherwise indicated

26.2	Deferred taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

Deferred Tax Assets as at October 31,	2020	2019
Start up costs	$196,978	$299,259
Inventory	124,590	24,349
Biological asset fair value adjustment	—	—
Net operating loss carry-forwards	1,369,512	2,307,529
Share issuance costs	—	10,226
IFRS Adjustments	28,254	—
Amortization/Accretion expenses	351,345	—
Transaction costs	919,825	331,164
Technology impairment	429,122	—
Debt restructure	125,953	—
Various derivative and unrealized gain/los	73,350	—
Allowance for doubtful accounts
	$3,618,929	$2,972,527
Deferred taxes not recognized	(3,618,929)	(2,972,527)

Net deferred tax assets	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and transaction costs related to general and administrative expenses and share compensation, and have been offset against deferred income tax liabilities.

As the Company operates in the cannabis industry, it is subject to the limits of United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under United States Internal Revenue Code Section 280E.

Federal and Oregon tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the United States Internal Revenue Code Section 382. The Company does not believe that a change in ownership, as defined by United States Internal Revenue Code Section 382, has occurred but a formal study has not been completed.

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Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

27. CAPITAL DISCLOSURES

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

○	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

○	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

○	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company's principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

28. ACQUISITION COSTS

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss during the year ended October 31, 2019.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in Note 17.12). The fair value of the vested warrants of $77,014 was expensed as an acquisition cost in the statement of loss and comprehensive loss during the year ended October 31, 2019.

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Pg 54 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

29. SEGMENT REPORTING

Geographical information relating to the Company's activities is as follows:

	Years ended ended October 31,
Revenue	2020	2019
United States	$4,239,604	$3,924,983
Canada	—	—
Total	$4,239,604	$3,924,983

Non-current assets as at:	October 31, 2020	October 31, 2019
United States (1)	1,929,643	1,499,514
Canada	—	—
Total	$1,929,643	$1,499,514

(1) Includes: plant and equipment

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2020, two major customers accounted for 37% of annual revenues (2019 – 1 customer accounted for 38% of annual revenues).

30. NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the years ended October 31, 2020 and October 31, 2019 are as follows:

	October 31, 2020	October 31, 2019
Balance, beginning of period	$19,538	$—
Net assets contributed	—	196,250
ElImination of GRD Cali, LLC non-controlling interest	22,128	—
Non-controlling interest's 40% share of GRD Cali, LLC	(36,366)	(153,762)
Non-controlling interest's 40% share of Idalia, LLC	(129)	(22,950)
Non-controlling interest's 13% share of GR Michigan, LLC	(38,554)	—
Balance, end of period	$(33,383)	$19,538

The following is summarized financial information for GRD Cali, LLC:

	October 31, 2020	October 31, 2019
Current assets	$—	$93,460
Long term assets	—	41,642
Current liabilities	—	25,801
Advances from parent	—	73,705
Net loss for the period	90,914	384,404

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Pg 55 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

GRD Cali, LLC was sold in exchange for $85,000 during the year ended October 31, 2020.

The following is summarized financial information for Idalia, LLC:

	October 31, 2020	October 31, 2019
Long term assets	$10,230	$13,248
Net loss for the period	322	57,376

The following is summarized financial information for GR Michigan, LLC:

	October 31, 2020	October 31, 2019
Current assets	$74,961	$—
Long term assets	603,895	—
Current liabilities	489,266	—
Advances from parent	68,994	—
Net loss for the period	296,570	—

Nine percent (9%) of GR Michigan LLC is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan LLC (Note 23.5). The total non-controlling ownership, including ownership by officers and directors, is 13%.

31. SUBSEQUENT EVENTS

Subsequent to October 31, 2020, Grown Rogue Distribution LLC (“GR Distribution”) sold 11.875 equity units for US$40,000 per unit each for total proceeds of $475,000. The unit holders have the future right to convert their units in the subsidiary into common shares of the Company at the greater of CAD$0.20 or the maximum permitted discount under the policies of the Canadian Securities Exchange at the time of conversion.

Subsequent to October 31, 2020, GR Distribution issued unsecured promissory notes totaling $375,000. Terms of the note include 10% interest, payable monthly and a with three-year maturities. In addition, the subsidiary will make payments in months 39, 42, 45, and 48 that will cause total interest payments to equal the principal amount loaned.

On December 2, 2020, Grown Rogue Gardens LLC issued an unsecured promissory note in the amount of USD $150,000 to a key Company operations manager. Terms of the note include 10% interest per annum and 12-month maturity. The Company has the right to extend up to 50% of the principal for up to 6 months by paying a one-time extension fee of 10% of the amount extended.

On January 19, 2021, the Company completed the first tranche of a private placement of 2,031,784 shares for proceeds of $400,000. On February 5, 2021 the Company completed the second tranche of a private placement of 8,200,000 units at CAD$0.16 per unit for proceeds of CAD$1,323,000. Each unit was comprised of one common share and one warrant to purchase one common share. Each warrant has an exercise price of CAD$0.20 and a term of two years. The second tranche included subscriptions by the following related parties: the CEO subscribed to 1,600,000 units; the CFO of GR Unlimited subscribed to 2,000,000 units; a key Company operations manager subscribed to 1,000,000 units; and PBIC subscribed to 2,000,000 units.

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Pg 56 of 57

Grown Rogue International Inc.

Notes to the consolidated financial statements

For the years ended October 31, 2020 and 2019

Expressed in United States Dollars, unless otherwise indicated

Subsequent to October 31, 2020, the Company’s subsidiary, GR Michigan, LLC, terminated its Option to Acquire GH. Simultaneously with the termination, a new entity, Canopy Management, LLC (“Canopy”) signed an Option to Purchase GH under similar terms. Canopy has already been approved by the State of Michigan for licensing and this will allow the Company to accelerate its option exercise to obtain a 60% interest in GH. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy which when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in GR Michigan.

On February 5, 2021, the Company acquired substantially all of the assets of the growing and retail operations of High Street Capital Partners, LLC (“HSCP”) for $3,000,000. The Company also executed a Management Services Agreement (“MSA”) with HSCP. The Company will operate the growing facility under the MSA until the acquisition of the growing assets obtains regulatory approval.

Subsequent to October 31, 2020, the Company executed new lease agreements to maintain its outdoor growing locations. One outdoor lease is for a term of twelve months (January 2021 through December 2021) at $3,800 per month, for a total commitment of $45,600. The other lease (for which the lessor is the CEO of the Company) is for a term of five years (January 2021 through December 31, 2025), for $6,000 per month, for a total commitment of $360,000.

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